UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34359 / August 24, 2021

In the Matter of	:
	:
Columbia ETF Trust I	:
Columbia Management Investment Advisers, LLC	:
225 Franklin Street	:
Boston, MA 02110	:
	:
Columbia Management Investment Distributors, Inc.	:
485 Lexington Ave.	:
New York, NY 10017	:
	:
(812-15239)	:
	:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Columbia ETF Trust I, Columbia Management Investment Advisers, LLC and Columbia
Management Investment Distributors, Inc. filed an application on June 16, 2021, and an
amendment to the application on July 1, 2021, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d), and 22(e) of the Act and rule 22c-1 thereunder; under sections 6(c) and 17(b) of the
Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under
section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B)
of the Act, which would permit registered open-end investment companies that are actively
managed exchange traded funds (each, an "ETF") to operate without being subject to a
daily portfolio transparency condition.

The order permits: (a) the Funds (as defined in the Notice (as defined below)) to issue shares
("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market
transactions in Shares to occur at negotiated market prices rather than at net asset value;
(c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven
days after the tender of Shares for redemption; and (d) certain affiliated persons of a Fund to
deposit securities into, and receive securities from, the Fund in connection with the purchase
and redemption of creation units. The relief in this order incorporates by reference terms and
conditions of the same relief of a previous order granting the same relief sought by applicants,
as that order may be amended from time to time ("Reference Order").[1]

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[1] Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (Nov. 14, 2019) (notice) and 33712
(Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act ("the Section 12(d)(1) Relief"), and relief under Sections 6(c) and
17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1)
Relief, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for

On July 27, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34345) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Columbia ETF Trust I, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (File No. 812-15239),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

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purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.